April 26, 2005


Mail Stop 4-6


Roderick M. Sherwood III
Senior Vice President and Chief Financial Officer
Gateway, Inc.
7565 Irvine Center Drive
Irvine, CA 92618-2930


Re:	Gateway, Inc.
	Form S-3
	Registration no. 333-123579


Dear Mr. Sherwood:

      We have limited our review of the S-3 to the following issues.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form S-3
Prospectus Cover Page

1. Please provide a good faith estimate of the number of shares of common stock issuable upon conversion of the Senior Convertible
Notes. See Item 501(b)(2) of Regulation S-K.

Selling Holders, pages 45-49

2. For each non-reporting entity, identify the natural persons who exercise voting and/or dispositive powers over the securities.
See
Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

3. We note that you identify four selling holders as broker-dealers and you disclose that they are underwriters in the "Plan of Distribution." With respect to your selling holder table, please identify each selling holder who is a broker-dealer affiliate. We note your disclosure in "Plan of Distribution" that each such selling holder acquired the securities to be resold in the ordinary course of business and had any agreements or understandings, directly or indirectly, with any person to distribute the securities at the time of purchase.

4. Disclosure associated with your selling security holder table indicates that you intend to identify a certain percentage of unidentified selling holders (except for future transferees, pledgees, donees or successors of selling holders) by prospectus supplement or amendment to the registration statement, if required.
Please revise this language to indicate that unnamed security holders at the time of effectiveness of the registration statement will be identified by post-effective amendment.



Legality Opinion

5. You indicate that your legality opinion covers an indeterminate number of common shares issuable upon conversion of the Senior Convertible Notes. Please revise to a good faith estimate of the number of these shares. Further, please supplementally confirm that your reference to the Delaware Corporate Law encompasses the Delaware
Constitution and judicial opinions. See our CF Current Issues Outline for November 2000 at Section VIII.A.14.



Incorporation by Reference

6. Please incorporate by reference your recent Form 8-K concerning your agreement with Microsoft.






General

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


Closing

      Please contact Hugh Fuller at (202) 942-1813 or me at (202)
942-1800 with any other questions.


      			Sincerely,



      			Barbara C. Jacobs
      			Assistant Director

CC:	Bruce K. Dallas
	Davis Polk & Wardwell
	1600 El Camino Real
	Menlo Park, CA 94025
	FAX no. 1-650-752-2111